Exhibit 8.1

List of Subsidiaries and Affiliated Entities

Subsidiaries:	Jurisdiction of Incorporation
Bitauto Hong Kong Limited	Hong Kong
Beijing Bitauto Internet Information Company Limited	PRC

Special Purpose Entities:	Jurisdiction of Incorporation
Beijing Bitauto Information Technology Company Limited	PRC
Beijing C&I Advertising Company Limited	PRC
Beijing Easy Auto Media Company Limited	PRC
Beijing Brainstorm Advertising Company Limited	PRC
Beijing New Line Advertising Company Limited	PRC
Beijing Bitauto Interactive Advertising Company Limited	PRC
Beijing You Jie Information Company Limited	PRC
Beijing Taoche Information Technology Company Limited (formerly known as You Jie Wei Ye (Beijing) Culture Media Company Limited)	PRC
Beijing BitOne Technology Company Limited	PRC
Beijing Bit EP Information Technology Company Limited	PRC
Beijing Bitcar Interactive Information Technology Company Limited	PRC